SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F S            Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No S

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: October 22, 2012

EXHIBITS

Exhibit 99.1

Magic Software Enterprises Ltd. Form of Proxy Statement for Annual             General Meeting to be held November 26, 2012.

Exhibit 99.2

Magic Software Enterprises Ltd. Form of Proxy Card.

EXHIBIT 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

October 18, 2012

________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 26, 2012

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2012 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on Monday, November 26, 2012, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.

To re-elect three directors for terms expiring at our 2013 Annual General Meeting of Shareholders;

2.

To re-elect Mr. Itiel Efrat to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term;

3.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2012 and until the annual general meeting of shareholders to be held in 2013 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; and

4.

To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 18, 2012 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon

Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

+972-3-538-9480

__________________________

PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2012 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Monday, November 26, 2012, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of 2012 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 22, 2012.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) re-election of three directors for terms expiring at our 2013 Annual General Meeting of Shareholders; (ii) re-election of Mr. Itiel Efrat to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term; and (iii) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2012 and until the annual general meeting of shareholders to be held in 2013 and authorization of our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and external director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 18, 2012 are entitled to notice of, and to vote in person or by proxy at the Meeting.  As of October 18, 2012, the record date for determination of shareholders entitled to vote at the Meeting, there were 36,612,478 outstanding ordinary shares.

•

Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.  While a broker non-vote will be used for the purpose of establishing a quorum, it will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 52.0% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

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Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, holds 19,050,044 or 52.0% of our outstanding ordinary shares.  Formula Systems is controlled by Asseco Poland S.A., or Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 50.2% of the ordinary shares of Formula Systems.  Accordingly, Asseco ultimately controls our company.

The following table sets forth certain information as of October 18, 2012 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	19,050,044	52.0%
Formula Systems (1985) Ltd. (3)	19,050,044	52.0%
Guy Bernstein (4)	200,000	*
Asaf Bernstein (5)	35,832	*
Itiel Efrat	--	--
Elan Penn	--	--
Naamit Salomon	12,000	*
Yehezkel Zeira	--	--
All directors and executive officers as a group (six persons)	247,832	*

________________

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 36,612,478 ordinary shares issued and outstanding as of October 18, 2012.

(3)

Asseco beneficially owns 50.2% of the outstanding shares of Formula Systems.  As such, Asseco may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held of record by Formula Systems.  The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel.  The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)

Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expire in November 2020.  Consideration received by Mr. Guy Bernstein for the sale of any ordinary shares issued upon the exercise of such options prior to the third anniversary of the date of the option grant will be held in trust and Mr. Bernstein will be entitled to the consideration from the sale of ordinary shares underlying one-third of the options on each of the first, second and third anniversaries of the option grant, provided that Mr. Bernstein has not terminated his service as an executive officer, consultant or director of our company prior to a scheduled release date.

(5)

Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $2.67 per share that expire in 2018 and 2019.

I.

RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders.   Our Board of Directors currently consists of five directors, including two external directors appointed in accordance within the Israeli Companies Law.  Our directors, other than the external directors, are elected at each annual general meeting of shareholders.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the external directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, see Item 2).  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

At the Meeting, shareholders are being asked to re-elect each of our current directors who is not an external director, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Yehezkel Zeira, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2011 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

Under the Israeli Companies Law, the board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined, accordingly, that at least one director must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Elan Penn has the requisite “accounting and financial expertise.”

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, as a controlled company, we are exempt from these requirements.  We are also permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Stock Market Rules.  Accordingly, we do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In accordance with the rules of the Securities and Exchange Commission and NASDAQ, our audit committee is composed of the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ.

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We are also exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.  For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.”

Nominees For Election As Director For Terms Expiring In 2013

Guy Bernstein (44) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007. Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (47) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira (68) has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

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II.

RE-ELECTION OF AN EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer  and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by shareholders.  External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee must include all of the external directors.  An external director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Mr. Elan Penn was elected to serve as an external director at our 2011 annual general meeting of shareholders for a third three-year term.  Mr. Itiel Efrat was elected to serve as an external director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected for a second three-year term at our 2009 annual general meeting of shareholders.  Accordingly, at the Meeting, shareholders will be asked to re-elect Mr. Efrat as an external director for a third three-year term, effective as of the date of the Meeting.

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Our Board of Directors has determined that Messrs. Efrat and Penn both qualify as external directors under the Israeli Companies Law requirements.  In addition, our Board of Directors has determined that Mr. Penn has “accounting and financial expertise” and Mr. Efrat has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, the external director nominee named above has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director;  (v) he has not been declared bankrupt or incompetent; and (vi) he possesses accounting and financial expertise.  Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below is a brief biography of the nominee for external director, based upon our records and information furnished to us by him.

Nominee for Re-election as an External director

Itiel Efrat (48) has served as an external director of our company since December 2006 and is a member of our audit committee. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

The election of the  nominee for external director requires the affirmative vote of ( i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the election of the nominee for external director named above.

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External Director Continuing in Office

Biographical information concerning the external director continuing in office follows for informational purposes only.

Elan Penn (61) has served as an external director of our company (within the meaning of the Israeli Companies Law) since December 2005 and is a member of our audit committee. Mr. Penn was elected as an external director for a third three-year term expiring on October 10, 2014. Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001.  Mr. Penn also serves as a director of Telcoor Telekom Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

III.

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2012 and until the annual general meeting of shareholders to be held in 2013, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services.  With respect to fiscal year 2011, we paid Kost Forer Gabbay & Kasierer approximately $191,500 for audit services, approximately $12,000 for audit-related services and approximately $54,700 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2012 and until its 2013 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

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IV.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on March 23, 2012, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk

Corporate Secretary

Dated: October 18, 2012

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EXHIBIT 99.2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Guy Bernstein and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, November 26, 2012 at 10:00 a.m. (Israel time) at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

November 26, 2012

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

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_____________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2 AND “FOR” PROPOSAL 3.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

______________________________________________________________________________

(1)

To re-elect three directors for terms expiring at the Company’s 2013 Annual General Meeting of Shareholders.

FOR      AGAINST    ABSTAIN

GUY BERNSTEIN

  [  ]              [  ]                 [  ]

NAAMIT SALOMON

  [  ]              [  ]                 [  ]

YEHEZKEL ZEIRA

  [  ]              [  ]                 [  ]

(2)

To re-elect Mr. Itiel Efrat to serve as an external director for a third three-year term.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

Are you (a) a controlling shareholder of the Company.; or (b) do you have a personal interest in the re-election of Mr. Itiel Efrat as a result of your relationship with the controlling shareholders?

[  ] YES

[  ] NO

(3)

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2012 and until the annual general meeting of shareholders to be held in 2013.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.